Exhibit 99.(a)(5)(D)

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Novartis completes tender offer for Advanced Accelerator Applications S.A. and announces commencement of subsequent offering period

•                  Transaction expands Novartis Oncology neuroendocrine tumor (NET) treatment portfolio and adds radiopharmaceutical technology platform

•                  Lutathera® (lutetium Lu 177 dotatate), with a US PDUFA date of January 26, creates anticipation for NET portfolio expansion

•                  Radioligand therapy (RLT) pipeline includes 177Lu-PSMA-R2 entering Phase 1/2 study for prostate cancer

Basel, January 22, 2018 — Novartis AG (NYSE: NVS) today announced the successful completion of the tender offer by its subsidiary, Novartis Groupe France S.A., to purchase all of the outstanding ordinary shares (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”), of Advanced Accelerator Applications S.A. (NASDAQ: AAAP) (“AAA”), for a price of USD 41.00 per Ordinary Share and USD 82.00 per ADS, in each case payable net to the seller in cash, without interest (the “Offer”).  The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City Time, on January 19, 2018.  AAA is a radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicines.  The completion of the Offer bolsters Novartis’ oncology portfolio with the addition of Lutathera® (lutetium Lu 177 dotatate), a first-in-class RLT product for neuroendocrine tumors (NETs), in addition to a portfolio of diagnostic products including NETSPOT/SOMAKIT and F-18 PET.  The planned acquisition of AAA was announced in October 2017.

The Bank of New York Mellon, as ADS tender agent for the Offer, and Banque Transatlantique S.A., as Ordinary Shares agent for the Offer, have advised that, as of the expiration of the Offer, 94,380,927 Ordinary Shares (including 84,499,944 Ordinary Shares represented by ADSs and 711,834 Ordinary Shares delivered through Notices of Guaranteed Delivery) were validly tendered and not properly withdrawn, representing approximately 97% of (a) all Ordinary Shares (including Ordinary Shares represented by ADSs) then outstanding (including any Ordinary Shares held in escrow), plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights or other rights to acquire Ordinary Shares then outstanding, regardless of whether or not then vested, plus (c) any Ordinary Shares issuable pursuant to arrangements with the former shareholders of BioSynthema, Inc., a business acquired by AAA in 2010.  All conditions to the Offer have been satisfied, and Novartis Groupe France S.A. has accepted for payment, and expects to promptly pay for, all Ordinary Shares and ADSs validly tendered and not properly withdrawn pursuant to the Offer.

“Advanced Accelerator Applications brings to Novartis a potential paradigm changing therapy in Lutathera which builds on our established leadership in neuroendocrine tumor treatment, as well as a portfolio of innovative R&D technology platforms in the nuclear medicines space,” said Vas Narasimhan, Global Head, Drug Development and Chief Medical Officer, Novartis.  “We are excited to welcome AAA to the Novartis organization so we can collectively transform cancer care for patients.”

In addition to Lutathera in NET, AAA’s radioligand therapy (RLT) pipeline includes 177Lu-PSMA-R2 which is currently being investigated in a phase 1/2 study in prostate cancer and other assets in pre-clinical testing, as well as a range of diagnostic programs.

Subsequent Offering Period

Additionally, Novartis Groupe France S.A. is commencing a subsequent offering period as of January 22, 2018, during which tenders of Ordinary Shares and ADSs (together, the “Company Shares”) will be accepted.  This subsequent offering period will expire at 12:00 midnight, New York City time, on January 31, 2018 (which is the end of day on January 31, 2018), unless extended.  Any Company Shares properly tendered during the subsequent offering period will be immediately accepted for payment, and the holders of such Company Shares will be promptly paid the same price per Ordinary Share and ADS, as applicable, that was paid in the initial offer period of the Offer.  Novartis Groupe France S.A. will not pay any interest on the purchase price for Ordinary Shares or ADSs tendered during the initial offer period or the subsequent offering period.  Company Shares tendered during the subsequent offering period may not be withdrawn.  In addition, no Company Shares validly tendered during the initial offer period may be withdrawn during the subsequent offering period.

Additional Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities.  On December 7, 2017, Novartis Groupe France S.A. and Novartis AG filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and AAA filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the Offer.  The Tender Offer Statement (including the Offer to Purchase, accompanying Ordinary Share Acceptance Form and ADS Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement, along with any amendments or supplements to each, contain important information that should be read carefully before any decision is made with respect to the Offer.  Those materials and all other documents filed by, or caused to be filed by, Novartis AG, Novartis Groupe France S.A. or AAA with the SEC will be available at no charge on the SEC’s website at www.sec.gov.  The Tender Offer Statement on Schedule TO and related materials may be obtained for free under the “Investors—Financial Data” section of the Novartis website at https://www.novartis.com/investors/financial-data/sec-filings.  The Solicitation/Recommendation Statement on Schedule 14D-9 and such other documents may be obtained for free from AAA under the “Investor Relations” section of AAA’s website at http://investorrelations.adacap.com/.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “tender offer,” “commenced,” “offer,” “will,” “subject to,” “conditions,” or similar expressions, or by express or implied discussions regarding the potential outcome of the tender offer for AAA commenced by Novartis.  You should not place undue reliance on these statements.  Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.  There can be no guarantee that the proposed acquisition described in this press release will be completed, or that it will be completed as currently proposed, or at any particular time.  In particular, our expectations could be affected by, among other things:  regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this release; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the SEC.  Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies.  Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs:  innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care.  Novartis has leading positions globally in each of these areas.  In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion.  Novartis Group companies employ approximately 121,000 full-time-equivalent associates.  Novartis products are sold in approximately 155 countries around the world.  For more information, please visit http://www.novartis.com.

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